SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-50275

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

BCB Community Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

BCB COMMUNITY BANK 401(k) PLAN
FINANCIAL STATEMENTS AND SCHEDULES
(modified cash basis)
With Independent Auditors' report

December 31, 2010

BCB COMMUNITY BANK 401(k) PLAN

FINANCIAL STATEMENTS
With Independent Auditors’ Report
December 31, 2010

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits- Modified cash basis as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available For Plan Benefits- Modified cash basis for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4-12

Supplemental Schedules Schedule of Assets Held at End of Year- Modified cash basis as of December 31, 2010	13-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The BCB Community Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of BCB Community Bank 401(k) Plan as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of  BCB Community Bank 401(k)  Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits (modified cash basis) for the years then ended on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) of Assets held at the end of the year, as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Demetrius & Company, L.L.C.

Wayne, New Jersey
December 30, 2011

BCB COMMUNITY BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS-
Modified Cash Basis

	December 31,
	2010	2009

Assets
Investment at fair value:
BCB Bancorp, Inc. - common stock --- (A)	$39,520	$-
Pooled separate accounts	1,947,499	1,487,946

Total investments	1,987,019	1,487,946

Notes receivable from participants	102,256	49,857

Net assets available for plan benefit	$2,089,275	$1,537,803

The accompanying notes are an integral part of these financial statements.

BCB COMMUNITY BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS –
Modified Cash Basis

	Years Ended December 31,
	2010	2009

Additions to net assets attributed to:
Employee Contributions	$217,977	$157,354
Employer Contributions	112,279	90,898
Interest	7,504	3,647
Net appreciation in fair value of investments	224,816	345,504

Total additions	562,576	597,403

Deductions from net assets attributed to:
Benefits paid to participants	(10,474)	(2,291)
Administrative expenses	(630)	(420)

Total deductions	(11,104)	(2,711)

Net increase in assets available for plan benefits	551,472	594,692

Net assets available for plan benefits - Beginning of year	1,537,803	943,111

Net assets available for plan benefits - End of year	$2,089,275	$1,537,803

The accompanying notes are an integral part of these financial statements.

BCB COMMUNITY BANK 401(k) PLAN
Notes to Financial Statements
(modified cash basis)

1.  DESCRIPTION OF THE PLAN

The following brief description of the provisions of the BCB Community Bank 401(k)  Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for more complete information.

General

The Plan, which was established January 1, 2001 and restated July 2, 2010, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate.  Employees are eligible to participate in the Plan following the completion of one year of service, as defined by the plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Sponsor

BCB Bancorp, Inc. (the “Company”) is a New Jersey corporation, which is the holding company parent of BCB Community Bank located in Bayonne, New Jersey.

Employee Contributions

Participants may elect to contribute from 1% to 15% of their pretax compensation, in increments of 1% each plan year. Participant contributions were limited to $16,500 in 2010 and 2009. Participants who have attained the age of 50 before the end of the plan are eligible to make catch-up contributions of $5,500 and $5,000 in 2010 and 2009, respectively. Participants may also make rollover contributions to the Plan.

Employer Contributions

The BCB Community Bank (“Employer Company”) provides a Safe Harbor Matching Contribution to meet certain nondiscrimination requirements. The Safe Harbor Contribution matches employee contributions that do not exceed 3% of compensation for the Plan Year plus another 50% of elective deferrals that exceed 3% of compensation for the plan year, but do not exceed 5% of compensation.  The Company may also make a profit sharing contribution to the Plan each year. To be eligible to receive the profit sharing contribution certain requirements, which are stated in the plan document must be satisfied. There were no profit sharing contributions made to the plan in 2010 and 2009.

Participant Accounts

All contributions are allowed at the direction of the participant into various investment options offered by the Plan.  Each participant’s account is credited with the participant’s contributions and an allocation of the Employer Company’s contribution and Plan earnings or losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant’s account.  The value of participation accounts will fluctuate with the market values of the securities in which the accounts are invested.

BCB COMMUNITY BANK 401(k) PLAN
Notes to Financial Statements
(modified cash basis)

1.  DESCRIPTION OF THE PLAN (Continued)

Vesting

A participant has at all times, a vested and non forfeitable right to the entire balance in his or her Employee Contribution and Rollover Contribution Accounts.  Each participant attains a vested and non forfeitable right in the Employer Company’s profit sharing contributions according to the following schedule.

Years of Service	Vested Percentage

Less than 1 year	0%
1 years	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Vesting in the Company’s safe harbor and any qualified or qualified matching contributions is 100% at the time the contribution is made.

A participant becomes 100% vested in Profit Sharing Contributions upon death or disability.

Plan Sponsor Stock

Participants may invest in common stock of BCB Bancorp, Inc. (the “Stock”) beginning in March 2010.

Benefit Distributions

On termination of service in the event of death, disability, retirement or other reasons, a participant or designated beneficiary in the event of death, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the vested balance in the participants account and bear interest at the rate designated by the Plan Administrator.

BCB COMMUNITY BANK 401(k) PLAN
Notes to Financial Statements
(modified cash basis)

1.  DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Forfeited balances of terminated participating non-vested accounts may be used to reduce future Company contributions to the Plan.  At December 31, 2010 and 2009 forfeited amounts were $0.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and Practices

The Plan’s financial statements are prepared on the modified cash basis of accounting.  The investments are presented at fair value.  Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor’s Rules and Regulations and is a comprehensive basis of accounting other than GAAP in the United States of America.  Therefore, certain additions and related assets are recognized when received rather than when earned and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.

Investment Valuation

The Plan’s investments are stated at fair value. Fair Value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The assets of the plan are subject to market fluctuations which could affect balances available for benefits. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment Income – Gains and Losses

Interest and dividend income, capital gains and losses are recorded at the time the proceeds are received.

Net appreciation (depreciation) includes the plans gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

BCB COMMUNITY BANK 401(k) PLAN
Notes to Financial Statements
(modified cash basis)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates include the determination of the fair value of the Plan’s assets.  Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded upon distribution.

Risk and Uncertainties

The Plan offers investment options in various investment securities, which are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participating account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

The Company intends to pay all of the administrative expenses of the Plan directly, but reserves the right to authorize such expenses be paid by the Plan. Any such payment of administrative expenses by the Plan will be allocated among the various investment funds in proportion to the fair value of the assets on the last valuation date and allocated to the various accounts in the same manner as a gain (loss) on investments.

New Accounting Pronouncements

a.	Fair value measurements and disclosures

In January 2010, The Financial Accounting Standards Board (FASB) issued amended accounting guidance on fair value disclosures. This guidance requires new disclosures about transfers in and out of fair value hierarchy Levels 1 and 2 and clarifies that fair value measurement disclosures should be provided for each class of assets and liabilities. The Company adopted this guidance during the year ended December 31, 2010. The adoption had no impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits for the years ended December 31, 2010 and 2009.

BCB COMMUNITY BANK 401(k) PLAN
Notes to Financial Statements
(modified cash basis)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

b.	Notes Receivable from Participants

In September 2010 the FASB issued amended accounting guidance on classifying participant loans. This guidance requires participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Company adopted this guidance during the year ended December 31, 2010. As of December 31, 2010, and 2009, accrued but unpaid interest is included in the participant loan balance in the Plan’s statements of net assets available for plan benefits. The adoption had no other impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

3.  PLAN TERMINATION

Although it has not expressed intent to do so, the Company has the right under the plan to terminate the Plan, at any time, subject to the provisions of ERISA.  In the event of Plan Termination, participants will become 100% vested in their account. Any unallocated assets of the plan shall be allocated to participant accounts and distributed in such a manner as set forth in the plan document.

4.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan also owns shares of the common stock of BCB Bancorp, Inc.  This was effective with the merger of Pamrapo Bancorp, Inc. and BCB Bancorp, Inc. July 6, 2010.  The Plan permits that Employer Company matching contributions may be used to purchase common stock of BCB Bancorp, Inc., and participants may also elect to invest in the Stock.  These transactions qualify as related party and party-in-interest transactions.  Total purchases related to the Stock at market value for 2010 and 2009 were approximately $32,000 and $0, respectively.  Total sales related to the Stock at market value for 2010 and 2009 were approximately $5,000 and $0, respectively.  No shares were released in connection with the payment of benefits in 2010.

BCB COMMUNITY BANK 401(k) PLAN
Notes to Financial Statements
(modified cash basis)

4.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS (Continued)

Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense.  Fees for accounting and other administrative services are paid for by the Employer Company.

5.  INVESTMENTS

Investments representing 5% or more of net assets are listed individually.

	December 31,
	2010	2009

Hartford Advisors	$112,245	$103,949
Hartford Capital Appreciation	420,949	334,686
Janus Balanced	180,510	140,882
Janus Twenty	236,072	222,319
Putnam Investments	200,383	167,253
Putnam Multi-Cap	107,260	-
T Rowe Price Mid Cap	256,377	184,188

Total	$1,513,796	$1,153,277

During the years ended December 31, 2010 and 2009, the Plan’s investments, including investments bought, sold and held, appreciated (depreciated) in value as follows:

	2010	2009

BCB Bancorp common stock	$39,519	$-
Pooled separate accounts	185,297	345,504

	$224,816	$345,504

BCB COMMUNITY BANK 401(k) PLAN
Notes to Financial Statements
(modified cash basis)

6.  FAIR VALUE MEASUREMENTS

The Plan adopted the guidance on Fair Value Measurements, as of January 1, 2008.  The guidance establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures.  The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable.  Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.  The fair value hierarchy consists of the following three levels:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value.  There have been no significant changes in the methodologies used during the years ended December 31, 2010 and 2009.

Level 1 Fair Value Measurements

The fair values of money market funds, mutual funds and common stocks are stated fair value using quoted market prices.  Investments in interest-bearing cash are stated at cost, which approximates fair value.

Level 2 Fair Value Measurements

Investments in pooled separate accounts are valued at the net value of participation units held by the Plan at year-end.  The value of these units is determined by the trustee based on the current fair values of the underlying assets as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

BCB COMMUNITY BANK 401(k) PLAN
Notes to Financial Statements
(modified cash basis)

6.  FAIR VALUE MEASUREMENTS (Cont’d)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

2010

Pooled separate accounts	1,947,499		1,947,499	-
Common stocks, BCB Bancorp, Inc.	39,520	39,520	-	-

	$1,987,019	$39,520	$1,947,499	$-

		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

2009

Mutual funds	1,487,946	1,487,946	-	-

	$1,487,946	$1,487,946	$-	$-

7.  REFUNDABLE CONTRIBUTIONS

Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy relevant nondiscrimination provisions of the Plan.  There were no excess contributions for 2010 and 2009.

BCB COMMUNITY BANK 401(k) PLAN
Notes to Financial Statements
(modified cash basis)

8.  INCOME TAX STATUS OF THE PLAN

The Internal Revenue Service has issued a favorable determination letter dated March 31, 2008, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is not subject to tax under present income tax laws.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

9.  RISKS AND UNCERTAINTIES

The Plan holds investments in BCB Community Bancorp, Inc. common stock, mutual fund and common collective trust fund shares whose values are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BCB COMMUNITY BANK 401(k) PLAN
EIN: 22-3760320
PN: 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

(a)	Identity of Issuer (b)	Description (c)	Cost (d)	Fair Value (e)

*	The Hartford	American Century Income and Growth Inv Opt**	N/A	$88,352

*	The Hartford	Fidelity VIP Contra Fund Inv Opt**	N/A	68,929

*	The Hartford	Hartford Advisors HLS Inv Opt**	N/A	112,246

*	The Hartford	Hartford Capital Appreciation HLS Inv Opt**	N/A	420,949

*	The Hartford	Hartford Money Market HLS Inv Opt**	N/A	77,119

*	The Hartford	Hartford Stock HLS Inv Opt**	N/A	36,405

*	The Hartford	Hartford Total Return Bond HLS Inv Opt**	N/A	54,678

*	The Hartford	Janus Balanced Inv Opt**	N/A	180,511

*	The Hartford	Janus Twenty Inv Opt**	N/A	236,072

*	The Hartford	NB Short Duration Bond Inv Opt**	N/A	23,235

*	The Hartford	Putnam Investors Inv Opt**	N/A	200,383

*	The Hartford	Putnam Multi Cap Growth**	N/A	107,261

*	The Hartford	T Rowe Price Mid Cap Growth Inv Opt**	N/A	256,377

*	BCB Bancorp, Inc.	BCB Bancorp, Inc.	N/A	39,520

*	The Hartford	Pimco Total Return Inv Opt**	N/A	7,354

*	The Hartford	Franklin Templeton Conservative Target Inv Opt**	N/A	6,059

*	The Hartford	Franklin Templeton Moderate Target Inv Opt**	N/A	5,446

*	The Hartford	Ivy Science and Technology Inv Opt**	N/A	428

*	The Hartford	Mutual Global Discovery Inv Opt**	N/A	5,740

*	The Hartford	Oppenheimer Main Street Opportunity Inv Opt**	N/A	493

*	The Hartford	Thornburg International Value Inv Opt**	N/A	3,837

*	The Hartford	Franklin Small Cap Value Inv Opt**	N/A	5,305

*	The Hartford	Goldman Sachs High Yield Inv Opt**	N/A	682

*	The Hartford	Oppenheimer Gold and Spec Minerals Inv Opt**	N/A	7,966

*	The Hartford	Hartford Target Retirement 2035 Inv Opt**	N/A	2,231

*	The Hartford	Hartford Target Fund Retirement 2025 Inv Opt**	N/A	2,864

BCB COMMUNITY BANK 401(k) PLAN
EIN: 22-3760320
PN: 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

(a)	Identity of Issuer (b)	Description (c)	Cost (d)	Fair Value (e)

*	The Hartford	Wells Fargo Advantage Emerging Markets**	N/A	3,165

*	The Hartford	Hartford Target Retirement 2040 Inv Opt**	N/A	2,353

*	The Hartford	Hartford Target Retirement 2020 Inv Opt**	N/A	1,377

*	The Hartford	Hartford Target 2030 Inv Opt**	N/A	6,951

*	The Hartford	Templeton Global Bond Inv Opt**	N/A	8,540

*	The Hartford	Ivy Asset Strategy Inv Opt**	N/A	55

*	The Hartford	MFS Govt Securities Inv Opt**	N/A	5,911

*	The Hartford	Fidelity Advisor Leveraged Company Stock Inv Opt**	N/A	5,176

*	The Hartford	MFS Utilities Inv Opt**	N/A	756

*	The Hartford	American Funds Growth Fund of America Inv Opt**	N/A	2,293

	Total			$1,987,019

*	Party-in-interest
**	Pooled separate account
N/A	Historical cost has not been presented as investments are participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BCB Community Bank 401(k) Plan
Date: December 30, 2011	By:	/s/ Thomas M. Coughlin
Name: Thomas M. Coughlin
Title: Chief Operating Officer